Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2019 and 2018

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2019 and December 31, 2018

	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$45,962	$61,119
Accounts receivable (note 6)	68,829	57,118
Inventories (note 7)	48,009	46,011
Prepaid expenses	6,685	4,835
Total current assets	169,485	169,083
Long-term investments (note 8)	11,511	8,818
Property, plant and equipment (note 9)	62,110	63,431
Operating lease right-of-use assets (note 12)	18,861	—
Intangible assets (note 10)	15,830	16,829
Deferred income tax assets	531	1,664
Goodwill	3,110	3,170
Other long-term assets	6,828	6,933
Total assets	$288,266	$269,928
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$90,265	$85,429
Current portion of operating lease liabilities (note 12)	3,592	—
Current portion of long-term debt (note 13)	9,326	10,327
Current portion of long-term royalty payable (note 14)	6,091	6,091
Current portion of warranty liability (note 15)	2,329	2,800
Total current liabilities	111,603	104,647
Long-term operating lease liabilities (note 12)	15,269	—
Long-term debt (note 13)	43,772	44,983
Long-term royalty payable (note 14)	15,686	14,844
Warranty liability (note 15)	2,286	2,141
Deferred income tax liabilities	5,332	5,521
Other long-term liabilities	6,811	7,116
Total liabilities	200,759	179,252
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
133,517,924 (2018 - 133,380,899) common shares	1,087,420	1,087,068
Other equity instruments	12,992	12,948
Additional paid in capital	10,079	10,079
Accumulated deficit	(1,001,400)	(998,361)
Accumulated other comprehensive loss	(21,584)	(21,058)
Total shareholders' equity	87,507	90,676
Total liabilities and shareholders' equity	$288,266	$269,928
Commitments and contingencies (note 18)
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
		(Adjusted, note 5)
Revenue	$73,191	$63,832
Cost of revenue and expenses:
Cost of revenue	56,036	49,183
Research and development	6,798	8,591
General and administrative	11,965	10,172
Sales and marketing	3,817	3,959
Restructuring costs	825	615
Foreign exchange loss (gain)	59	(34)
Depreciation and amortization	2,454	2,328
Loss on sale of investment and assets	—	55
	81,954	74,869
Loss from operations	(8,763)	(11,037)

Income from investments accounted for by the equity method	8,655	1,469
Interest on long-term debt and accretion on royalty payable	(1,917)	(1,905)
Interest and other income (expense), net of bank charges	121	(242)
Loss before income taxes	(1,904)	(11,715)
Income tax expense	1,135	904
Net loss from continuing operations	(3,039)	(12,619)
Net loss from discontinued operations (note 5)	—	(1,630)
Net loss for the period	(3,039)	(14,249)
Other comprehensive loss:
Cumulative translation adjustment	(526)	(146)
Comprehensive loss	$(3,565)	$(14,395)

Loss per share:
From continuing operations - basic and diluted	$(0.02)	$(0.10)
From discontinued operations - basic and diluted	—	(0.01)
Net loss per share	$(0.02)	$(0.11)
Weighted average common shares outstanding:
Basic and diluted	133,449,211	131,689,685

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2019 and 2018

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2018	131,279,709	$1,078,280	$16,247	$10,079	$(966,869)	$(19,705)	$118,032
Issue of common shares on exercise of share units	444,563	1,674	(1,674)	—	—	—	—
Stock-based compensation	—	—	2,796	—	—	—	2,796
Net loss for the period	—	—	—	—	(14,249)	—	(14,249)
Other comprehensive loss	—	—	—	—	—	(146)	(146)
March 31, 2018	131,724,272	$1,079,954	$17,369	$10,079	$(981,118)	$(19,851)	$106,433

January 1, 2019	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issue of common shares on exercise of share units	137,025	352	(352)	—	—	—	—
Stock-based compensation	—	—	396	—	—	—	396
Net loss for the period	—	—	—	—	(3,039)	—	(3,039)
Other comprehensive loss	—	—	—	—	—	(526)	(526)
March 31, 2019	133,517,924	$1,087,420	$12,992	$10,079	$(1,001,400)	$(21,584)	$87,507

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
Cash flows from (used in) operating activities:
Net loss for the period from continuing operations	$(3,039)	$(12,619)
Items not involving cash:
Depreciation and amortization	4,330	4,283
Stock-based compensation expense	396	349
Unrealized foreign exchange gain	59	(34)
Deferred income tax	—	(904)
Income from investments accounted for by the equity method	(8,655)	(1,469)
Accretion of long-term debt	1,917	1,905
Inventory write-downs to net realizable value	148	162
Change in fair value of derivatives and bad debts expense	387	459
Loss on sale of asset or investment	—	55
Restructuring obligations	224	(2,916)
Changes in non-cash operating working capital:
Accounts receivable	(12,009)	(4,407)
Inventories	(2,182)	(3,653)
Prepaid and other assets	(1,495)	(568)
Accounts payable and accrued liabilities	2,737	5,590
Deferred revenue	2,335	310
Warranty liability	(400)	573
Net cash used in operating activities of continuing operations	(15,247)	(12,884)
Net cash used in operating activities of discontinued operations	—	(619)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(2,013)	(3,623)
Dividends received from joint ventures	5,990	—
Proceeds received from holdback (see note 5)	—	3,600
Net cash from (used in) investing activities of continuing operations	3,977	(23)
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(5,608)	(4,777)
Drawings on operating lines of credit	2,039	2,905
Net cash used in financing activities	(3,569)	(1,872)
Effect of foreign exchange on cash and cash equivalents	(318)	(1,198)
Decrease in cash and cash equivalents	(15,157)	(16,596)
Cash and cash equivalents, beginning of period	61,119	71,842
Cash and cash equivalents, end of period	$45,962	$55,246

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
Supplementary information:
Interest paid	$2,256	$2,282
Taxes paid, net of refunds	6	—

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

1. Company organization and operations

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern

In connection with preparing financial statements for each annual and interim reporting period management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time, management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements were issued. The Company's condensed consolidated interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At March 31, 2019, the Company's net working capital was $57,882 including cash and cash equivalents of $45,962, and its long-term debt, including the royalty payable, was $74,875, of which $15,417 matures or is payable in the next twelve months. The Company incurred a loss from continuing operations of $3,039 for the three months ended March 31, 2019 ($40,770 for fiscal 2018) and negative cash flows from continuing operating activities of $15,247 for the three months ended March 31, 2019 ($27,437 for fiscal 2018) and has accumulated a deficit of $1,001,400 since inception.

The Company continues to work towards its goals of increasing revenues and reducing expenditures, which has improved results from operations and operating cash flows in 2018, and this improvement in operating results is expected to continue in 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed the Company to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. In addition, while the legal fees related to the Securities Exchange and Commission ("SEC") investigation that began in 2017 (see note 18(b)) increased significantly in 2018, we anticipate these legal expenditures to decrease in 2019 and some evidence of this was realized during the first quarter. However, since the possible outcomes of this proceeding remain uncertain at this time, it is also necessary to acknowledge that any final determination that the Company’s operations or activities are not, or were not, in compliance with the Foreign Corrupt Practices Act ("FCPA") and/or other U.S. securities laws could result in significant civil and criminal financial penalties and other sanctions, which could have a material adverse impact on our financial condition. Lastly, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or to continue to hold and invest in these assets.

Management believes that the cash on hand at March 31, 2019 and the improvements to the operations expected for 2019 will provide the cash flow necessary to fund operations over the next year to May 31, 2020. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2018, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of the new lease standard.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at March 31, 2019 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results for the Company's full year.

The Company has reclassified certain immaterial amounts previously classified as assets and liabilities held for sale into accounts receivable, accounts payable and accrued liabilities, and deferred income tax liabilities to conform to the current period's presentation.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN"), Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2018
Canadian dollar	0.75	0.73	0.75	0.79
Euro	1.12	1.14	1.14	1.23
Argentina Peso	0.02	0.03	0.03	0.05
RMB	0.15	0.15	0.15	0.16
Swedish Krona	0.11	0.11	0.11	0.12
Indian Rupee	0.0145	0.0143	0.0142	0.0155

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

3. Basis of preparation (continued):

(c)     Cartesian:

Cartesian Capital Group is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016. See notes 8(b), 13 and 14 for additional details of Cartesian’s investments in the Company.

4. Accounting changes:

New accounting pronouncements adopted in 2019:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which increases transparency and comparability among organizations by recognizing right-of-use ("ROU") assets and corresponding liabilities on the balance sheet and disclosing key information about leasing arrangements. On January 1, 2019, we adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company's historical reporting under Topic 840.

On adoption, the Company recognized total ROU assets of $19,747, with corresponding liabilities of $19,747 in the condensed consolidated interim financial statements. The adoption did not impact the Company's beginning retained earnings, or our prior year statements of income and statements of cash flows.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate. The Company's lease terms may include options to extend the lease and such extensions are included in the lease liabilities when it is reasonably certain that we will exercise such options. Operating leases are included in operating lease right-of-use assets, and current and non-current operating lease liabilities on the Company's condensed consolidated interim balance sheets.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

5. Sale of assets:

The Company completed the sale of its CNG Compressor business on July 25, 2018 for gross proceeds of $14,729 and recorded a net gain of $9,910.

The following table presents financial results of the CNG Compressor business and residual Industrial business segment entities which are included in net loss from discontinued operations for the three months ended March 31, 2018:

	Three months ended March 31,
	2019	2018
Revenue	$—	$3,764

Cost of revenue	—	3,095
Research and development	—	272
General and administrative	—	529
Sales and marketing	—	230
	—	4,126
Operating loss from discontinued operations	—	(362)
Restructuring cost	—	1,268
Net loss from discontinued operations	$—	$(1,630)

On January 1, 2018, the Company exited the portion of the facility related to the discontinued Industrial business segment and recorded a $1,268 lease-exit restructuring obligation. The lease ends in August of 2019.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

6. Accounts Receivable:

	March 31, 2019	December 31, 2018
Customer trade receivables	$61,553	$52,188
Other receivables	9,804	8,853
Income tax receivable	617	717
Due from related parties (note 8(a))	492	122
Allowance for doubtful accounts	(3,637)	(4,762)
	$68,829	$57,118

7. Inventories:

	March 31, 2019	December 31, 2018
Purchased parts	$33,426	$31,735
Work-in-process	2,191	2,297
Finished goods	11,805	11,367
Inventory on consignment	587	612
	$48,009	$46,011

During the three months ended March 31, 2019, the Company recorded write-downs to net realizable value of $148 (three months ended March 31, 2018 - $162).

8. Long-term investments:

	March 31, 2019	December 31, 2018
Cummins Westport Inc. (a)	$8,919	$6,309
Weichai Westport Inc. (b)	1,824	1,824
Other equity-accounted investees	768	685
	$11,511	$8,818

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

8. Long-term investments (continued):

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2019, the Company recognized its share of CWI’s income of $8,602 (three months ended March 31, 2018 - $1,517) in income from investments accounted for by the equity method.

As of March 31, 2019, the Company has a related party accounts receivable balance of $492 from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2019	December 31, 2018
Current assets:
Cash and short-term investments	$94,747	$85,812
Accounts receivable	2,512	2,336
Other current assets	—	120
Long-term assets:
Property, plant and equipment	949	934
Deferred income tax assets	24,791	22,851
Total assets	$122,999	$112,053
Current liabilities:
Current portion of warranty liability	$24,084	$19,829
Current portion of deferred revenue	20,385	21,299
Accounts payable and accrued liabilities	9,097	4,348
	53,566	45,476
Long-term liabilities:
Warranty liability	20,039	22,995
Deferred revenue	28,055	27,009
Other long-term liabilities	3,487	3,943
	51,581	53,947
Total liabilities	$105,147	$99,423

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Three months ended March 31,
	2019	2018
Product revenue	$61,949	$28,848
Parts revenue	30,309	23,365
	92,258	52,213
Cost of revenue and expenses:
Cost of product and parts revenue	64,414	39,013
Research and development	3,671	6,078
General and administrative	572	561
Sales and marketing	3,897	3,584
Foreign exchange (gain) loss	3	(1)
	72,557	49,235
Income from operations	19,701	2,978
Interest and investment income	768	349
Income before income taxes	20,469	3,327

Income tax expense	3,265	293
Net income	$17,204	$3,034

(b) Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is
currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”). In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

9. Property, plant and equipment:

		Accumulated	Net book
March 31, 2019	Cost	depreciation	value
Land and buildings	$4,693	$1,477	$3,216
Computer equipment and software	7,521	6,421	1,100
Furniture and fixtures	3,942	3,365	577
Machinery and equipment	87,431	34,757	52,674
Leasehold improvements	11,457	6,914	4,543
	$115,044	$52,934	$62,110

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Land and buildings	$4,765	$1,474	$3,291
Computer equipment and software	7,079	6,043	1,036
Furniture and fixtures	3,553	2,975	578
Machinery and equipment	87,151	33,476	53,675
Leasehold improvements	11,578	6,727	4,851
	$114,126	$50,695	$63,431

10. Intangible Assets:

		Accumulated	Net book
March 31, 2019	Cost	amortization	value
Brands, patents and trademarks	$20,900	$8,182	$12,718
Technology	5,052	4,408	644
Customer contracts	12,131	9,668	2,463
Other intangibles	328	323	5
Total	$38,411	$22,581	$15,830

		Accumulated	Net book
December 31, 2018	Cost	amortization	value
Patents and trademarks	$21,142	$7,978	$13,164
Technology	5,150	4,369	781
Customer contracts	12,355	9,476	2,879
Other intangibles	334	329	5
Total	$38,981	$22,152	$16,829

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

11. Accounts payable and accrued liabilities:

	March 31, 2019	December 31, 2018
Trade accounts payable	$61,657	$60,027
Accrued payroll	14,968	13,723
Accrued interest	348	1,568
Taxes payable	3,300	4,298
Deferred revenue	3,304	996
Restructuring obligation	491	467
Other payables	6,197	4,350
	$90,265	$85,429

12. Operating leases:

The Company has entered into various non-cancellable operating lease agreements for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2019 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the weighted average discount rate is 5.0%.
The components of lease cost are as follows:

Three months ended March 31, 2019
Operating lease cost:
Amortization of right-of-use assets	$885
Interest	245
Total lease cost	$1,130

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2019

The remainder of 2019	$3,347
2020	4,220
2021	3,441
2022	3,366
2023	2,439
Thereafter	5,301
Total undiscounted cash flows	22,114
Less imputed interest	(3,253)
Present value of operating lease liabilities	$18,861

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

13. Long-term debt:

	March 31, 2019	December 31, 2018
Term loan facilities, net of debt issuance costs (a)	$22,464	$24,023
Senior financing (b)	8,497	8,645
Convertible debt (c)	17,395	17,382
Other bank financing (d)	3,375	3,744
Capital lease obligations (e)	1,367	1,516
Balance, end of period	53,098	55,310
Current portion	(9,326)	(10,327)
Long-term portion	$43,772	$44,983

(a)     On December 20, 2017, the Company entered into a loan agreement with Export Development Canada ("EDC") for a $20,000 non-revolving term facility. The loan bears interest at 6% (prior to March 1,2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. The Company incurred debt issuance costs of $1,013 related to the this loan which are being amortized over the loan term using the effective interest rate method. As at March 31, 2019, the amount outstanding for this loan was $15,863, net of issuance costs. The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., and MTM S.r.L.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit S.p.A. ("UniCredit"). The loan bears interest at the 3-month Euribor plus 2.3% and interest is paid quarterly. As at March 31, 2019, the amount outstanding for this loan was $6,601 compared to $7,163 as at December 31, 2018, and was secured by a pledge of $2,088, with these restricted funds being recorded in other long-term assets.

(b)     The senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior financing.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December
31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016. Cartesian is secured by an interest in the Company's HPDI 2.0 intellectual property and a priority interest in the Company's CWI joint venture interest.

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(e)     The Company has capital lease obligations with terms of three to five years at interest rates ranging from 3.1% to 12.0%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

13. Long-term debt (continued):

The principal repayment schedule of the senior financings and convertible debt are as follows as at March 31, 2019:

	Term loan facilities	Senior financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2019	$3,854	$1,847	$—	$2,364	$378	$8,443
2020	7,139	1,971	—	337	461	9,908
2021	8,698	2,211	17,395	337	400	29,041
2022	1,392	2,468	—	337	128	4,325
2023 and thereafter	1,381	—	—	—	—	1,381
	$22,464	$8,497	$17,395	$3,375	$1,367	$53,098

14. Long-term royalty payable:
In January 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The Company's divestiture of the CNG Compressor business in 2018 resulted in royalty prepayments of $1,045 in 2018. Due to the early extinguishment of a portion of the royalty payable, the Company recorded an additional finance charge of $778 in 2018.

As of March 31, 2019, the total royalty prepayments paid or payable to Cartesian as a result of the Consent Agreement, including the prepayment arising from the sale of the CNG Compressor business to be made in 2019, was $12,204.

	March 31, 2019	December 31, 2018
Balance, beginning of period	$20,935	$19,031
Accretion expense	842	4,135
Repayment	—	(3,009)
Additional finance charge from prepayment	—	778
Balance, end of period	21,777	20,935
Current portion	(6,091)	(6,091)
Long-term portion	$15,686	$14,844

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

14. Long-term royalty payable (continued):

The minimum repayments including interest are as follows, for the twelve months ended March 31:

2020	$6,091
2021	5,926
2022	7,258
2023	5,065
2024	1,162
2025 and thereafter	6,758
$32,260

15. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2019	December 31, 2018
Balance, beginning of period	$4,936	$6,301
Warranty claims	(493)	(2,787)
Warranty accruals	738	2,112
Change in estimate	(200)	(1,443)
Impact of foreign exchange changes	(366)	758
Balance, end of period	4,615	4,941
Less: current portion	(2,329)	(2,800)
Long-term portion	$2,286	$2,141

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

16. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2019, the Company issued 137,025 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2018 – 444,563 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2019, the Company recognized $396 (three months ended March 31, 2018 - $349) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of March 31, 2019 and March 31, 2018 are as follows:

	Three months ended March 31, 2019		Three months ended March 31, 2018
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	2,667,403	$6.00	4,509,990	$6.00
Granted	27,013	3.83	126,122	3.69
Exercised	(137,025)	3.40	(444,563)	4.87
Forfeited/expired	—	—	(730,000)	3.62
Outstanding, end of period	2,557,391	$4.47	3,461,549	$5.88
Units outstanding and exercisable, end of period	2,104,696	$4.68	517,754	$6.82

During the three months to March 31, 2019, 27,013 (2018 - 126,122) restricted share units ("RSUs") were granted to certain employees. Values of RSU awards are generally determined based on the fair market value of the underlying common share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant.

As at March 31, 2019, $1,859 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over the fifteen months.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2019 as follows:

March 31, 2019
(CDN $)
Share units:
Outstanding	$6,104
Exercisable	5,017

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

16. Share capital, stock options and other stock-based plans (continued):

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended March 31,
	2019	2018
Research and development	$74	$22
General and administrative	292	147
Sales and marketing	30	180
	$396	$349

During the quarter ended March 31, 2018, the Performance Stock Units ("PSUs") that had been conditionally approved were finalized and granted. As a result, the stock-based compensation of $2,447 related to 730,000 PSUs was reclassified from a liability to shareholders' equity.

17. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian on convertible debt and the royalty payable. Refer to note 8(a) for the related party transactions with CWI, and notes 13(c) and 14 for transactions with Cartesian.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

18. Commitments and contingencies:

(a)    Contractual Commitments

Refer to note 12 for details of the Company's operating lease commitments.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

As disclosed in the Company’s previously filed audited consolidated financial statements and management discussion and analysis, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. The company has completed its response to those subpoenas. No new subpoenas have been received since August 2, 2018. Westport Fuel Systems is cooperating with these requests but is not in a position to predict the duration, scope or outcome of the SEC's investigation. To date the Company's management has devoted significant time and attention to these matters, and we may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and the Company's requirements in response thereto could have a material adverse impact on its results of operations, financial condition, liquidity and cash flows. While the Company cannot estimate its potential exposure, including possible financial penalties arising from these matters, the Company has already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expect to continue to need to expend additional amounts to conclude the SEC investigation. During the three months ended March 31, 2019, the Company recorded expenses related to the SEC investigation of $1,816, net of expected insurance recoveries, and to date have recorded cumulative net expenses related to such investigation of $13,610. Although the Company maintains insurance that has covered some of these expenses, a substantial portion of the overall expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, the Company's ultimate liability may possibly exceed the available insurance.

The Company is also engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

19. Segment information:

The Company manages and reports the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

19. Segment information (continued):

Financial information by business segment as follows:

	Three months ended March 31,
	2019	2018
		(Adjusted, note 5)
Revenue:
Transportation	$73,191	$63,832
CWI	92,258	52,213
Total segment revenues	$165,449	$116,045
Less: equity investees' revenue	(92,258)	(52,213)
Consolidated revenue from continuing operations	$73,191	$63,832
Consolidated revenue from discontinued operations	$—	$3,764

	Three months ended March 31,
	2019	2018
Operating income (loss):
Transportation	$(511)	$(4,832)
CWI	19,701	2,978
Corporate	(7,368)	(5,569)
Restructuring costs	(825)	(615)
Foreign exchange gain (loss)	(59)	34
Gain on sale of investment and assets	—	(55)
Total segment operating loss	10,938	(8,059)
Less: equity investees’ operating income	(19,701)	(2,978)
Consolidated loss from continuing operations	$(8,763)	$(11,037)
Consolidated operating loss from discontinued operations	$—	$(1,630)

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented and presented as a percentage of the Company's product and service revenues are as follows:

	% of total revenue
	Three months ended March 31,
	2019	2018
Europe	63%	66%
Americas	18%	14%
Asia	10%	9%
Others	9%	11%

As at March 31, 2019, total long-term investments of $10,878 (December 31, 2018 - $8,269) was allocated to the Corporate segment and $633 (December 31, 2018 - $549) was allocated to the Transportation segment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

19. Segment information (continued):

Total assets are allocated as follows:

	March 31, 2019	December 31, 2018
Transportation	$261,654	$238,016
Corporate	26,612	31,912
CWI	122,999	112,053
	$411,265	$381,981
Less: equity investees’ total assets	(122,999)	(112,053)
Total consolidated assets	$288,266	$269,928

20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2019, the Company has $45,962 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2019:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years		>5 years
Accounts payable and accrued liabilities	$90,265	$90,265	$90,265	$—	$—		$—
Term loan facilities (note 13 (a))	22,464	27,045	7,809	16,758	2,478		—
Senior financing (note 13 (b))	8,497	9,853	2,123	4,824	2,906		—
Convertible debt (note 13 (c))	17,395	21,302	1,575	19,727	—	—	—
Other bank financing (note 13 (d))	3,375	3,421	2,404	680	337		—
Long-term royalty payable (note 14)	21,777	32,260	6,091	13,184	6,227	—	6,758
Capital lease obligations (note 13 (e))	1,367	1,386	363	883	140		—
Operating lease obligations	—	22,114	4,357	7,411	5,447		4,899
	$165,140	$207,646	$114,987	$63,467	$17,535		$11,657

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2019 and 2018

20. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represents the Company's interest in CWI, WWI and other investments. CWI is the most significant of the long-term investments and is accounted for using the equity method. WWI is accounted for at fair value.

The carrying values reported in the condensed consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities included in the long-term debt (note 13(a)) approximates its fair value as a portion of the loan from EDC was executed shortly before the 2017 year end, and the remaining balance was acquired from UniCredit in the fourth quarter of 2018. The carrying value reported in the condensed consolidated balance sheet for senior financing (note 13(b)) approximates its fair value as at March 31, 2019, as the interest rates on the debt are floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2019, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.